UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ◻	Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

The information contained in Exhibits 99.2, 99.3, and 99.4 of this Form 6-K are hereby incorporated by reference into the registrant’s following registration statements on Form F-3 (file no. 333-225687), on Form S-8 (file no. 333-176856) and on Form F-10 (file no. 333-237671).

INDEX TO EXHIBITS

99.1	Press Release dated March 10, 2021 – Franco-Nevada Announces Record Annual Results and Dividend Increase

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2020 and 2019, including the notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon and the management’s report on internal control over financial reporting

99.4	Consent of PricewaterhouseCoopers LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: March 10, 2021	Lloyd Hong

Chief Legal Officer & Corporate Secretary